14th Floor, 220 Bay Street Toronto, Ontario M5J 2W4 Phone: (416) 359-7806 Fax: (416) 359-9149 http://www.mountainprovince.com e-mail: info@mountainprovince.com

NEWS RELEASE

April 24, 2006
Shares Issued and Outstanding: 52,925,847
TSX: MPV
AMEX: MDM

Mountain Province Diamonds Provides Update on Gahcho Kue Diamond Project

Operational challenges impede winter drill program

Toronto, Ontario, April 24, 2006 - Mountain Province Diamonds Inc (TSX: MPV, AMEX: MDM) (“the Company”) today announced that it has received an update on the Gahcho Kue Diamond Project from project operator De Beers Canada Inc (“De Beers”).

Information received from De Beers indicates that the winter drill program was not successfully completed. A number of factors contributed to this and these are currently being fully investigated by the joint venture partners.

De Beers had planned to drill six large diameter drill (LDD) holes into the north lobe of the 5034 kimberlite pipe and one LDD hole into the Tuzo kimberlite pipe. The Company has been advised by De Beers that the scope of the LDD project was subsequently changed to three LDD holes for the north lobe of the 5034 kimberlite pipe and two LDD holes for the Tuzo kimberlite pipe. During the current winter drill program four attempts were made to case two LDD holes in each the north lobe of the 5034 and Tuzo kimberlite pipes. All four attempts to case the drill holes faced apparent operational difficulties and were unsuccessful, preventing LDD production drill contractor from commencing drilling.

Mountain Province has also been advised by De Beers that the scope of the core drilling program was changed from the planned 42 holes to the currently planned 20 holes. The primary reason for this was the impact of the warmer weather, which reduced access to Gahcho Kue via the ice road. Drilling of 18 geotechnical holes for civil engineering purposes has been postponed. Core drilling is still underway and it should be completed by the end of May, weather permitting.

De Beers has also advised Mountain Province Diamonds of progress on the environmental assessment process. In March 2006 the Mackenzie Valley Environmental Impact Review Board (MVEIRB) held a three-day workshop in Yellowknife. Communities, regulators and other interested parties received a presentation from De Beers on the project and identified and discussed technical issues raised by the project. The MVEIRB held a technical hearing early in

April 2006 during which participants prioritized the technical issues and a series of community consultation meetings were also held during April. The MVEIRB will use the comments and written submissions from these meetings to establish the terms of reference for the environmental assessment.

Mountain Province Diamonds, President and CEO, Patrick Evans said: “The failure of the winter drill program to meet expectations is disappointing. The joint venture partners are currently conducting a comprehensive review of the factors that prevented the successful completion of the LDD program. The partners are also modifying future work plans to include the LDD program which was to have been completed this season. De Beers believe that this can be accomplished without impeding the overall project schedule.” Mr. Evans added that Mountain Province is pleased to note that the environmental assessment process is proceeding according to schedule.

The Gahcho Kué diamond project is a joint venture between Mountain Province Diamonds Inc. (44.1%), De Beers (51%) and Camphor Ventures (4.9%) and is located at Kennady Lake in the Northwest Territories, approximately 300 kilometers northeast of Yellowknife.

As currently proposed, the Gahcho Kué project will be an open pit mine. Capital costs are currently estimated at C$825 million. By producing a bankable feasibility study De Beers has the right to increase its interest in the joint venture to 55 percent. Since March 2000 De Beers has been solely responsible for the financing of the exploration and development of the project. De Beers is also solely responsible for the financing of the capital of the project and by doing so has the right to increase its interest in the joint venture to 60 percent following the commencement of commercial production. At that time, the interests of Mountain Province and Camphor will be 40 percent, of which 36 percent will be held by Mountain Province and 4 percent by Camphor. Based on the current resource, the Gahcho Kue Diamonds Mine is expected to have a life of 20 years from start of construction to closure and will produce an average of three million carats annually over 15 years of operations.

De Beers has provided the following project summary to Mountain Province:

Pipe	Resource Category	Tonnes	Carats	Grade (cpht) (1)	Average Value (US$/ct) (2)
5034	Indicated Inferred	8,715,000 4,921,000	13,943,000 8,366,000	160 170	$82.00 $90.00
Hearne	Indicated Inferred	5,678,000 1,546,000	9,676,000 2,373,000	170 153	$70.00 $70.00
Tuzo	Inferred	10,550,000	12,152,000	115	$57.00
Summary	Indicated Inferred	14,392,000 17,017,000	23,619,000 22,890,000	164 135	$77.00 $70.00

1.	Resource cut-off is 1.5mm
2.	Based on June 2005 DTC Price Book in US$

In February 2006 Mountain Province Diamonds retained UK-based WWW International Diamond Consultants (“WWW”) to provide an independent valuation model for the Gahcho Kue diamonds. This work is underway and should be completed soon.

Qualified Person
This press release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-361-6176

BarnesMcInerney Inc.
Capital Market Communications
Tanis Robinson
Senior Account Executive
Tel: 416-367-5000 ext. 252

Email: info@mountainprovince.com
www.mountainprovince.com